EXHIBIT 5









                              Gotham Partners, L.P.
                            237 Park Avenue, 9th Floor
                               New York, NY  10017




                                            September 28, 1995



         Board of Directors
         Rockefeller Center Properties, Inc.
         1270 Avenue of the Americas
         Suite 2410
         New York, New York  10020

         Attention:  Dr. Peter Linneman, Chairman

         Gentlemen:

                   Gotham Partners, L.P. is pleased to submit the following proposal which addresses, we believe, in the most equitable, and least complex and costly manner, the recapitalization (the "Transaction") of Rockefeller Center Properties, Inc. (the "Company" or the "REIT") and the future management of the twelve landmarked buildings of Rockefeller Center (the "Property"). The Transaction has the support of other major shareholders of the REIT and addresses concerns raised by the Zell transaction (the "Zell Transaction"). We urge the Board to contact other major shareholders of the REIT to confirm their support for this Transaction.

                   Our Transaction permits the Company to continue as a widely-held public company without a transfer of control to an outside investor. Under the Zell Transaction, the Company would be selling control at a double discount -- i.e., at a discount to the current market price, a price which itself al-ready reflects a substantial discount to the fair market value of the Property as determined by the Company-commissioned and confirmed Douglas-Elliman appraisal on December 31, 1994. Un-like in other public company acquisition or merger transactions where shareholders are offered a substantial premium to the current market price or to fair market value in the Zell Transaction, control is being transferred at a substantial dis-count.


         Board of Directors
         Rockefeller Center Properties, Inc.
         September 28, 1995
         Page 2



                   Our proposed Transaction offers all existing share-holders the opportunity to participate in the Company's recapitalization, significantly lowers the Company's cost of capital by refinancing at least $350 million of the Company's high cost debt, and provides sufficient new capital to support the Company's cash requirements until the Property generates cash flow to fund its and the Company's obligations.

                   Over the last ten years, the shareholders of the Com-pany have suffered repeated reductions and the eventual elimi-nation of the dividend and a substantial decline in the share price. Now that the Company is about to receive title to the Property and shareholders will finally have the opportunity to participate directly in the Property's value, we strongly be-lieve that it would be inappropriate for outside investors to dilute the profit potential afforded by this opportunity.

                   As a major shareholder of the Company, we urge you to consider this proposal seriously.

                   Pursuant to the Transaction:

              (i) The REIT would raise new equity capital through a $105 million shareholder rights offering. The rights offering would be structured to offer existing shareholders (including Whitehall Street Real Estate Limited Partnership V ("Whitehall") in connection with the shares issuable upon exercise of its warrants as described below) two rights for every five outstanding shares, with each right entitling the holder thereof to purchase a new share of the REIT's Common Stock at $5.50 per share. This price is the same price as Zell has offered to purchase shares in the Zell Transaction, but, unlike that transaction, would be offered pro rata to all of the REIT's shareholders. The rights would be tradable and listed on a national securities exchange offering shareholders the option to exercise their rights or sell them for fair market value.

              (ii) The rights offering Transaction should be sufficiently attractive to Whitehall to induce them to invest $47.5 million in the REIT through the exercise of its outstanding warrants (including warrants issuable in exchange for its existing stock appreciation rights). Assuming Whitehall exercises the rights issued with respect to such shares in the


         Board of Directors
         Rockefeller Center Properties, Inc.
         September 28, 1995
         Page 3



                    rights offering, Whitehall would own 19.9% of the REIT's outstanding shares following the recapitalization.

              (iii) Gotham Partners Management Co., L.P. would assist
                    the Company (without fee) in identifying standby investors who would take up rights that are not exercised in the rights offering. Gotham Partners, L.P. and/or its affiliates would agree to act as standby investors for a portion of this commitment.

              (iv) Gotham Partners Management Co., L.P. would assist the Company (without fee) in identifying standby investors to support an additional $50 million rights offering in the future if the Board of Directors determines that it is in the best interests of the Company.

              (v) Gotham Partners Management Co., L.P. would assist the Company in arranging at least $350 million of senior financing from an institutional lender or lenders.

                   The Transaction will maximize shareholder value and accomplish the following financial and strategic objectives for the Company and its shareholders. The Transaction will:

              -- Raise equity in an equitable, non-coercive manner by offering the existing shareholders the opportunity to purchase equity at an attractive price, or, if they so choose, to sell their rights for fair market value.

              --   Allow the Company to retire its Current Coupon
                   Convertible Debentures and the Goldman Sachs Mortgage Co. Floating Rate Notes. The Company's interest rate swap liabilities could also be extinguished if appropriate in light of the Company's new financing.

              -- Leave outstanding the Company's Zero Coupon Convert-ible Debentures. The Zero Coupon Convertible Deben-tures provide the Company with low-cost debt capital, a five-year interest rate deferral, and, thereafter, seven years of low-cost, current-pay debt -- financ-ing which is well-suited to the short-term cash flow characteristics of the Property.


         Board of Directors
         Rockefeller Center Properties, Inc.
         September 28, 1995
         Page 4



              -- Subordinate the Whitehall 14% Debentures to the new senior financing with appropriate revisions to the Whitehall covenants such that the REIT can obtain the new senior financing on attractive terms. We view fully subordinated Whitehall 14% Debentures as an attractive alternative to raising additional equity capital to prepay them.

              -- Allow the Company's existing shareholders the full opportunity to participate in the 100% ownership of Rockefeller Center without the dilution contemplated by the Zell Transaction.

              -- Eliminate the restrictive covenants and dilution associated with the outstanding warrants and SARs.

              -- Permit the Company to continue as a widely-held pub-lic company without a transfer of control to a third party.

              -- Create a capital structure which should allow the resumption of dividends to shareholders once the Property reaches stabilized occupancy.

                   We are prepared to discuss further the Company's equity capital requirements. We have described above what we estimate to be the amount of equity capital that is needed to accomplish the Company's objectives. Further analysis of the Company's capitalization, available debt financing, and cash requirements may suggest that a lesser or greater amount of equity capital should be raised. In order to create the maximum shareholder value, the Company should raise the minimum amount of equity required to comfortably capitalize the Company, and provide for future needs with forward equity commitments if the Board deems it advisable.

                   We believe the prospects of a significant dividend stream makes it an intelligent economic decision for Whitehall to exercise its warrants and participate in the rights offering on the same terms as other shareholders. We would welcome the participation of Whitehall and Goldman, Sachs & Co. (collectively, "Goldman") in our Transaction on the terms described above. However, if Goldman's consent is not obtained, we believe an alternative structure exists
         (involving, among other things, the prepayment of the Whitehall 14% Debentures) to enable the Transaction to be consummated without the consent of Goldman and without breaching their contractual arrangements at the potential cost of some time


         Board of Directors
         Rockefeller Center Properties, Inc.
         September 28, 1995
         Page 5



         delay and some shareholder dilution. This alternative would still accomplish the Company's objectives and provide greater shareholder value than the Zell Transaction.

         Long-Term Debt Financing

                   We have had extended discussions with institutional lenders with respect to providing the debt financing required for the recapitalization. We do not anticipate any difficulty in obtaining such financing on attractive terms. If sufficient financing could be arranged on terms which made it economically advisable to refinance the Zero Coupon Debentures, we would encourage the Company to do so. As discussed above, the Transaction contemplates that the 14% Debentures would be subordinated to any such new financing.

         Short-Term Financing

                   We can immediately arrange for replacement financing for the Zell $10 million loan and put options if required. We believe, however, that Goldman continues to be willing to re-lend the Company up to $33 million to cover the Company's short-term financial obligations without the need to sell equity at below-market prices. The terms of this loan, however, should be structured to preserve the Company's ability to consummate our Transaction or an alternative transaction.

         Management and Operational Issues

                   We consider the selection of a high-quality property manager a critical decision with regard to the opportunity to enhance the long-term value of the Property. We believe it is essential that the property manager chosen is compensated with an incentive structure that aligns its interests with those of the Company's shareholders. We have had discussions with several qualified property managers. We do not require that the Company select a particular manager, but we would like to participate in the property manager selection process to identify the best manager on economically attractive terms.


         Board of Directors
         Rockefeller Center Properties, Inc.
         September 28, 1995
         Page 6



         Ownership Limitation

                   The current 9.8% restriction as written interferes with the Company's ability to raise capital. The Transaction should be structured in connection with a merger of the Company into a newly formed corporation with a more flexible "excess share" provision that would permit the Board of Directors to waive the "excess share" provisions so long as the waiver does not adversely affect the REIT status of the Company.

         NBC Lease

                   Our Transaction and the new financing contemplated thereby do not require that any credit support be provided by General Electric nor that any rental concessions be granted to General Electric/NBC. Before the Company makes a decision as to whether or not to negotiate with GE/NBC, it should first determine the future capital and ownership structure of the Company.

         Corporate Governance

                   We believe that, following the Transaction, the composition of the Board of Directors of the Company should be restructured to include some designees which reflect the input of the principal stockholders of the Company.

         Termination Fees

                   Our proposed Transaction does not contemplate any break-up fees to be received by us. The REIT would be free to accept a more favorable transaction for its shareholders and in such event would only be obligated to reimburse us for our ex-penses.


         Board of Directors
         Rockefeller Center Properties, Inc.
         September 28, 1995
         Page 7



                   We would like to meet with you immediately to discuss this proposal in more detail. We look forward to working with you to consummate this transaction.

                                  Sincerely,

                                  GOTHAM PARTNERS, L.P.
                                  By:  Section H. Partners, L.P.,
                                       its general partner
                                       By:  Karenina Corp., a general
                                            partner


                                            By:   /s/ William A. Ackman
                                               Name:  William A. Ackman
                                               Title: President

                                       By:  DPB Corp., a general
                                            partner


                                            By:   /s/ David P. Berkowitz
                                               Name:  David P. Berkowitz
                                               Title: President